UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2019

Global Payments Inc.

(Exact Name of Registrant as Specified in its Charter)

Georgia	001-16111	58-2567903
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3550 Lenox Road, Atlanta, Georgia 30326

(Address of principal executive offices, including zip code)

(770) 829-8000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	GPN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Closing of U.S. Dollar Notes Offering

General Information

On August 14, 2019, Global Payments Inc. (the “Company”) completed the public offering and issuance of:

•	$1,000,000,000 aggregate principal amount of its 2.650% Senior Notes due 2025 (the “2025 Notes”);

•	$1,250,000,000 aggregate principal amount of its 3.200% Senior Notes due 2029 (the “2029 Notes”); and

•	$750,000,000 aggregate principal amount of its 4.150% Senior Notes due 2049 (the “2049 Notes” and, together with the 2025 Notes and the 2029 Notes, the “Notes”).

The Notes were issued under a base indenture, dated as of August 14, 2019 (the “Base Indenture”), as supplemented by a supplemental indenture no. 1, dated as of August 14, 2019 (the “Supplemental Indenture” and the Base Indenture as supplemented by the Supplemental Indenture, the “Indenture”), in each case by and between the Company and U.S. National Bank Association, as Trustee (the “Trustee”).

Interest Rate and Maturity

The 2025 Notes mature on February 15, 2025, the 2029 Notes mature on August 15, 2029, and the 2049 Notes mature on August 15, 2049, in each case unless earlier redeemed or repurchased by us. The 2025 Notes bear interest at the rate of 2.650% per year, the 2029 Notes bear interest at the rate of 3.200% per year and the 2049 Notes bear interest at the rate of 4.150% per year from August 14, 2019, or from the most recent interest payment date through which interest has been paid or duly provided for. Interest on the Notes will be payable semi-annually in arrears on each February 15 and August 15 (each such date is referred to as an “interest payment date”), beginning on February 15, 2020, until the principal amount has been paid or made available for payment, to holders of Notes at the close of business on February 1 or August 1, as the case may be, immediately preceding the applicable interest payment date.

Optional Redemption

At any time prior to January 15, 2025, with respect to the 2025 Notes, May 15, 2029, with respect to the 2029 Notes, or February 15, 2049, with respect to the 2049 Notes (each, an “Applicable Par Call Date”), each series of Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time, upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points in the case of the 2025 Notes, 25 basis points in the case of the 2029 Notes, or 30 basis points in the case of the 2049 Notes, in each case, plus accrued and unpaid interest thereon to, but excluding, the redemption date. On or after the Applicable Par Call Date, each series of Notes will be redeemable, at the Company’s option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Repurchase Upon a Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined in the Indenture) occurs, unless the Company has exercised its right to redeem all of the Notes on or prior to the date that is 30 days following such Change of Control Repurchase Event, each holder will have the right to require the Company to repurchase all or any part (equal to $2,000 and integral multiples of $1,000 in excess thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant interest record date to receive interest due on the relevant interest payment date).

Special Mandatory Redemption

Concurrently with the initial issuance of the Notes, the Company will entered into an escrow agreement with the Trustee, which will act as escrow agent (the “Escrow Agent”), providing for the deposit by the Company, into an account under the control of the Escrow Agent the net proceeds from the initial issuance of the Notes (together with any other property from time to time held in the escrow account, the “Escrow Property”). As long as the Escrow Property is deposited with the Escrow Agent, it will be invested by the Escrow Agent at the Company’s instruction in U.S. Treasury securities and certain other permitted investments as directed by the Company.

In order to cause the Escrow Agent to release the Escrow Property to the Company, on or prior to November 27, 2020 (the “Outside Date”), the Company must deliver an officer’s certificate to the Escrow Agent certifying that the Company’s previously announced merger (the “Merger”) with Total System Services, Inc. (“TSYS”) pursuant to the Agreement and Plan of Merger dated as of May 27, 2019, by and between the Company and TSYS (the “Merger Agreement”) will be consummated simultaneously or substantially concurrently with the release of funds from the escrow account (the “Escrow Release Condition”).

If the Escrow Release Condition is fulfilled prior to 11:59 p.m. (New York City time) on the Outside Date, the Escrow Agent will release the escrow property (including investment earnings) to or at the order of the Company.

If (i) the Escrow Release Condition has not been fulfilled prior to 11:59 p.m. (New York City time) on the Outside Date or (ii) the Company delivers a termination notice to the Escrow Agent prior to 11:59 p.m. (New York City time) on the Outside Date indicating that (a) the Company will not pursue the consummation of the Merger or (b) the Company has determined in its sole discretion that the Escrow Release Condition cannot or is not reasonably likely to be satisfied by 11:59 p.m. (New York City time) on the Outside Date (any event described in clauses (i) or (ii) of this sentence, a “Special Mandatory Redemption Event”), (x) the Trustee shall send a notice of special mandatory redemption on behalf of the Company to the holders of Notes on the business day after the occurrence of the Special Mandatory Redemption Event and (y) we will be required to redeem the Notes on the date that is three business days (as defined in the Indenture) following the occurrence of the Special Mandatory Redemption Event (the “Special Mandatory Redemption Date”) at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date.

Events of Default

The Indenture contains customary events of default. If an event of default (other than an event of default arising from certain events of bankruptcy or insolvency) occurs and is continuing with respect to any series of the Notes, the Trustee or the holders of at least 25% of the principal amount of the affected series of Notes may declare the principal of and accrued interest on the affected series of Notes to be due and payable by notice in writing to the Company and the Trustee (if given by the holders) specifying the respective event of default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. In addition, in the case of an event of default arising from certain events of bankruptcy or insolvency, all unpaid principal of and premium, if any, and accrued and unpaid interest on the Notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

Documentation

The foregoing descriptions of the Base Indenture and the Supplemental Indenture are qualified in their entirety by reference to the Base Indenture, which is included as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein, and the Supplemental Indenture, which is included as Exhibit 4.2 to this Current Report on Form 8-K and is incorporated by reference herein. Wachtell, Lipton, Rosen & Katz provided the Company with the legal opinion attached to this Current Report on Form 8-K as Exhibit 5.1. Nelson Mullins Riley & Scarborough LLP provided the Company with the legal opinion attached to this Current Report on Form 8-K as Exhibit 5.2.

Termination of Bridge Commitment

As previously disclosed, in connection with entry into the Merger Agreement, the Company entered into certain commitment letters (the “Commitment Letters”), dated May 27, 2019, with Bank of America, N.A. and certain other banks party thereto (collectively, the “Banks”), pursuant to which the Banks committed to, among other things, provide a bridge facility in an aggregate amount equal to $2.75 billion (the “Bridge Facility”), subject to the terms and conditions set forth in the Commitment Letters. On July 9, 2019, upon the entry into the Company’s term loan credit agreement and revolving credit agreement (as previously disclosed), the aggregate commitments under the Bridge Facility were reduced to approximately $2.1 billion. Concurrently with the issuance of the Notes, the remaining aggregate commitments under the Bridge Facility were reduced to zero and terminated.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 8.01.	Other Events.

The Notes are registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (Registration No. 333-232933) that the Company filed with the Securities and Exchange Commission on August 1, 2019. The Company is filing certain exhibits as part of this Current Report on Form 8-K for purposes of such Registration Statement. See “Item 9.01. Financial Statements and Exhibits.”

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits. The following exhibits are being filed herewith:

Exhibit Number	Description

4.1	Indenture, dated as of August 14, 2019, between Global Payments Inc. and U.S. Bank National Association, as trustee.

4.2	Supplemental Indenture No. 1, dated as of August 14, 2019, between Global Payments Inc. and U.S. Bank National Association, as trustee.

4.3	Form of Notes (included in Exhibit 4.2).

5.1	Opinion of Wachtell, Lipton, Rosen & Katz, relating to the Notes.

5.2	Opinion of Nelson Mullins Riley & Scarborough LLP.

23.1	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).

23.2	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 5.2).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or board of directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors in respect of the Merger or the Merger Agreement; the ability to obtain regulatory approvals and meet other closing conditions to the Merger on a timely basis or at all, including the risk that regulatory approvals required for the Merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the Merger when expected or at all; business disruptions from the proposed Merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the Merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the Merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended June 30, 2019, and any material updates to these factors contained in any of TSYS’ or Global Payments’ future filings.

Additional Information and Where to Find It

In connection with the Merger, Global Payments filed with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the Merger on July 23, 2019. The registration statement includes a joint proxy statement/prospectus. Global Payments and TSYS commenced mailing the joint proxy statement/prospectus to shareholders on or about July 25, 2019. SHAREHOLDERS OF GLOBAL PAYMENTS AND TSYS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants in the Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed Merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL PAYMENTS INC.

Date: August 14, 2019	By:	/s/ Cameron M. Bready
Cameron M. Bready
Senior Executive Vice President and Chief Financial Officer